Exhibit 99.1

UCI Holdings Limited Announces Intention to Terminate SEC Registration

April 29, 2016 (Lake Forest, IL). UCI Holdings Limited announced today that it will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate the registration of the Company’s 8.625% Senior Notes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its reporting obligations under the Exchange Act.

Subject to any objection from the SEC, the termination will be effective 90 days after the filing of Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be immediately suspended pursuant to the rules of the SEC.

For more information, contact Joseph Doyle at (847) 482-2409.